Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

July 29, 2016

Exhibit 99.1

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EDITED TRANSCRIPT

DBD - Q2 2016 Diebold Inc Earnings Call

EVENT DATE/TIME: JULY 28, 2016 / 12:30PM GMT

OVERVIEW:

Co. reported 2Q16 as-reported total revenue decline of 10% and non-GAAP EPS from continuing operations (excluding non-routine expense of $1.01) of $0.43. Co. expects 2016 revenue to be flat to down 2% as reported or flat to up 2% in constant currency and non-GAAP EPS to be approx. $1.45-1.60.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

CORPORATE PARTICIPANTS

Steve Virostek Diebold, Incorporated - VP of IR

Andy Mattes Diebold, Incorporated - President and CEO

Chris Chapman Diebold, Incorporated - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Gil Luria Wedbush Securities - Analyst

Matt Summerville KeyBanc Capital Markets - Analyst

Arun Seshadri Credit Suisse - Analyst

Joan Tong Sidoti & Company - Analyst

Kartik Mehta Northcoast Research - Analyst

Justin Bergner Gabelli & Company - Analyst

Saliq Khan Imperial Capital - Analyst

Umesh Bhandary Jefferies & Company - Analyst

PRESENTATION

Operator

Good day, everyone. Welcome to the Diebold, Incorporated second-quarter 2016 financial results conference call. At this time for opening remarks and introductions I would like to turn the call over to the Vice President Investor Relations, Steve Virostek. Please go ahead, sir.

Steve Virostek - Diebold, Incorporated - VP of IR

Thank you, Leanne, and good morning, everyone. Welcome to Diebold’s second-quarter earnings call for 2016. Joining me today on the call are Andy Mattes, President and CEO, and Chris Chapman, Senior Vice President and Chief Financial Officer.

During this webcast we will refer to slides which are available on the Investor Relations page of Diebold.com. Our discussion is being recorded and a replay of the webcast will be made available on the website later today. Our comments will focus on results from continuing operations unless otherwise noted.

For slide number 2 of the presentation you can see our discussion will include certain non-GAAP financial measures which we believe are a helpful indicator for measuring the Company’s baseline performance. We have provided a reconciliation of these metrics to the respective and most directly comparable GAAP metrics in our supplemental materials.

Slide 3 contains a reminder that certain comments today may be characterized as forward-looking statements. There are a number of factors that could cause our actual results to differ materially from these statements. You may find additional information on these factors in the Company’s SEC filings.

Please keep in mind that forward-looking statements discussed today are current as of today and that subsequent events may render certain information out of date.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

The purpose of slide 4 today is to bring to your attention the Company’s Form S-4 registration statement and offer document which we have filed in connection with Diebold’s offer to acquire all ordinary shares of Wincor Nixdorf. These documents are available for your review on the Diebold.com website.

And now I would like to hand the call over to Andy who is facing a summer cold today.

Andy Mattes - Diebold, Incorporated - President and CEO

Yes, just in time. Thanks, Steve. Good morning and thanks to everyone for joining us today.

We delivered solid second-quarter results, highlighted by continued services revenue growth, improved profit margins, and strong orders led by activities in the Americas. These results are a good springboard for the second half of 2016.

Looking at the activity by region: Asia-Pacific continues to be our most challenging region due primarily to the Chinese government’s buy local mandate on IT products. To a lesser extent, top-line results were also affected by slower decision-making in India as financial institutions digest recent changes to government regulations. Excluding the effects of currency, total revenue decreased 18% in the region and FSS orders declined more than 20%.

To reestablish sales in China we are preparing to launch our joint venture with Inspur, an $8 billion IT services company. The joint venture has received national approvals, and we continue to work through local approvals while we are also preparing to transfer manufacturing and other assets to lower cost locations.

In Europe, the Middle East and Africa, our account-focused strategy continues to drive good performance. Total revenue increased 4% in constant currency led by strong services growth from installation activity in Europe. This is the sixth consecutive quarter of constant currency revenue growth for the region.

We have delivered growth and increased our operating profit margin from 13.3% to 15.2% year on year. Orders decreased more than 20% in constant currency during the quarter due to a challenging comparison with the prior year and the timing of a few large deals with slipped out of the quarter.

Overall, the market environment and EMEA remains favorable for our industry as banks continue to automate their branches and improve their operating efficiencies. For example, in Italy, we won a competitive bid at Banca di Asti to provide advanced feature in lobby ATMs along with a three-year service contract.

Moving to North America, FSS orders increased more than 20% in constant currency due to strong activity on both sides of the border. For example, we signed a five-year contract with the Canadian Credit Union Association to advance branch automation with 1,200 ATMs, supporting software and maintenance services.

What we like about this order is that it demonstrates the relevance of branch transformation for financial institutions of all different sizes.

In addition, we booked an order with a top three bank in the US to deploy more than 3,000 of Diebold’s next-generation ATMs as this customer seeks greater operational efficiency through automation. These wins add to our growing product backlog which improves our visibility on the second half.

In Latin America FSS orders increased more than 50% in constant currency primarily driven by wins at three large accounts in Brazil for more than 4,500 ATMs. The largest contributor was Banco do Brasil, the largest financial institution in Latin America, which ordered more than 3,500 terminals equipped with our latest barometric security readers and near-field communications.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

In addition to the robust product orders we were awarded a two year service contract for more than 4,000 ATMs with Brazil’s largest private financial institution. So after several challenging quarters in Brazil, we are encouraged by the strong activity in this country.

Despite the economic and political challenges in this region, our customers are seeking new ways to improve service levels and reduce operating costs through branch transformation solutions. Further evidence of the success of our services strategy in this region is our recent multivendor services win in Colombia for 1,200 ATMs.

Looking at our global services business, we continue to grow by delivering on our multivendor and managed services win. Services revenue grew 4% in constant currency, inclusive of FSS services revenue growth of 5%.

We continue to make progress towards our goal of shifting the mix of revenue to more services and software as we continue to execute on transforming Diebold to a more services-led, software-enabled Company. In aggregate, the mix of services and software revenue has increased from 57% in 2013 to 66% during the quarter.

Just as encouraging as our progress and becoming a more services-led Company is the growing market acceptance of our software offering. 10 new multivendor software contracts during the quarter are evidence that we are gaining traction in the market.

We are seeing continued success with regional banks in the US who are looking for the advanced capabilities from branch transformation as well as the ability to upsell new financial services to their customers.

Additionally, it is encouraging to see opportunities in new countries, such as India, where we have launched our first Phoenix software project. Since acquiring Phoenix last year we have added nearly 20 new logos and doubled our pipeline of opportunities.

Despite our top line being down and the quarter, our cost mitigation action boosted the Company’s profit margins. We delivered a 20 basis point improvement to our non-GAAP operating margin and a 40 basis point improvement to our adjusted EBITDA margin when compared with the year ago quarter.

Looking at our outlook for 2016, we expect a much stronger second half to result in full-year revenue being flat to down 2% as reported and flat to up 2% in constant currency. Our second-half revenue projections are underpinned by a strong product backlog, which increased by nearly 20% year on year.

Turning to our profitability metric, the results from our recent cost actions support our full-year targets for adjusted EBITDA and non-GAAP EPS from continuing operations.

Before closing, and in the spirit of the Pro football Hall of Fame festivities which are kicking off here in Canton, I am pleased to report that we are nearing the goal line with our pending acquisition of Wincor Nixdorf. On the regulatory front, we have received antitrust clearances from all but one country, Poland,that is required to close the transaction.

Over the past few months, teams from both companies have been diligently developing integration plans and we are confident that we will hit the ground running. The excitement is definitely building as we prepare to double the size of our Company.

We are eager to begin the integration of our two companies and together offer our customers the broadest solution set in the industry. And with that I will turn the call over to Chris.

Chris Chapman - Diebold, Incorporated - SVP and CFO

Thanks, Andy, and good morning, everyone. I will focus on our results from getting operations unless otherwise noted. The impact of the divested North America Electronic Security business is included in the income from discontinued operations, net of tax line.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Starting on slide 10, total revenue declined 10% as reported, or 7% in constant currency for the second quarter. Currency headwinds impacted total revenue by approximately 3%. Excluding the impact of currency, growth in our services business in North America and EMEA was more than offset by lower hardware volume in emerging markets and North America.

Looking at constant currency, FSS revenue declined 11% while Security revenue decreased $3 million or 4%. The decline in Security was primarily related to lower volume in the Latin America electronic security business. Brazil other revenue increase approximately $14 million year over year due to increased election system sales.

Looking at our regional segments in constant currency, EMEA revenue increased nearly 4% with double-digit improvement in service revenue partially offset by a decrease in product revenue.

Asia-Pacific decreased 18% with continued market challenges in China and India. While Latin America decreased approximately 6% largely due to declines in the Brazil FSS business. North America decreased approximately 8% reflecting the cyclical nature of large project activity, which was partially offset by strong growth in our services business.

Moving to slide 11, total gross margin was relatively flat in the quarter at 27%. Service margins increased 50 basis points to 34.4% primarily due to higher utilization rates in North America more than offsetting that headwind from declining product installations.

Product gross margin decreased 320 basis points to 15.3%, which is primarily the result of our changing business model in China as well as lower volume in North America that carries a higher margin.

Turning to slide 12, total operating expense decreased $14 million or 10 basis points as a percentage of revenue compared to the prior year period. The decrease is the result of our focus on cost reduction actions, lower reinvestment levels and variable selling expense.

On slide 13, our operating margin was 5.8% for the quarter, reflecting a 20 basis point improvement year-over-year. Non-GAAP operating profit in the second quarter decreased approximately $2 million from prior year impacted by lower product revenue and product gross profit. This was mostly offset by improve performance in our services business and lower operating expenses.

In the second quarter non-GAAP adjusted EBITDA was $53.9 million or 9.3% of revenue compared with $57.5 million or 8.9% of revenue in the prior year.

Looking at operating profit in the second quarter as reported by segment on slide 14, North America profitability benefited from the continued expansion of our services business and cost reduction actions as operating margin increased approximately 80 basis points year over year. The prior year comparisons include project activity related to a large Canadian FSS rollout and Windows 7 upgrade activity.

Asia-Pacific operating profit decreased $8 million due to the structural change to the market in China and lower activity in India.

In EMEA, profit grew $2 million as we have increased our service volume and expanded margins.

In Latin America, operating profit was up driven by lower operating expense, which reflects the benefits of the cost actions executed in Brazil as well as increased activity in Mexico.

The global and corporate line reflected lower spend of $7 million, or down 9%, versus the prior year as a result of lower reinvestment levels and continued cost actions.

Turning to the EPS reconciliation on slide 15, I want to first note that the restructuring and non-routine items as shown are based on gross amounts before tax reflecting the recent SEC interpretations of non-GAAP presentation. This also requires a single line for the tax EPS impact for restructuring and non-routine items as a reconciling item in the table.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

The non-GAAP EPS from continuing operations was $0.43 for the quarter. Non-GAAP EPS exquisite non-routine expense of $1.01, which consists of $0.60 related to M&A costs, $0.05 of legal and professional fees and $0.36 primarily related to the mark-to-market impact of the Company’s foreign currency contract associated with the Wincor Nixdorf acquisition.

Additionally, we incurred $0.08 of restructuring expense primarily tied to additional actions we have taken in North America and Brazil. The tax benefit for restructuring and non-routine items, inclusive of allocation of discrete tax impacts, was $0.33.

During the quarter, the non-GAAP effective tax rate from continuing operations came in at 17.6% and brings our year-to-date rate to 25.6%.

Moving on to slide 16, our results reflect a $97 million free cash use from continuing operations for the second quarter, which includes approximately $23 million of payments for acquisition-related expenses.

Looking at the year-over-year variance, in addition to the acquisition-related expenses the results largely follow our normal seasonal pattern, which reflects an increased manufacturing and finished goods inventory to support second-half backlog. Also, we have seen steady improvement in collections in North America as the quarter progressed.

Turning to slide 17, DSO increased 12 days to 70 days in the quarter versus the same period last year, primarily due to higher accounts receivable balances in North America.

Inventory turns decreased to 3.9 turns compared with 5 in the second quarter 2015, reflecting an increase in service parts required for the growing North America service business. Additionally, we had an increase in finished goods primarily to support installations in Latin America.

Net debt shown on slide 18 was $128 million, a decrease of $157 million from year end 2015. The decrease in net debt is largely attributable to the proceeds from the divestiture of our North America Electronic Security business partially offset by our free cash use in the year.

Moving to slide 19, we introduce this slide last quarter and think it is worthwhile to revisit again. The new capital structure currently has a blended interest-rate in the mid-5% range, which is in line with our original expectations.

Based on the strong interest in the debt offering, we are able to upsize the Euro portion of the term B loan and reduce the high yield offering by $100 million. The high-yield notes and term B loans funded in the second quarter and are being held as restricted cash.

As we noted last quarter, there was approximately $20 million of additional interest expense in the second quarter tied to the deal financing which was excluded from our non-GAAP results. This will increase to $30 million in subsequent quarters.

Given the large euro denominated exposures related to the Wincor Nixdorf transacted, the company executed a hedging strategy to limit our purchase price exposure. The original cost of hedging contracts was approximately $60 million.

During the quarter we sold our original foreign-currency option contract and locked in a net gain of $42 million. We subsequently entered into a foreign-currency forward contract, which limits our purchase price exposure to approximately $15 million.

Lastly, as you saw with our announcement on July 19, we declared a third-quarter cash dividend of $0.2875 per common share. As previously disclosed, the Company intends to reset the annual dividend to approximately one-third of Diebold’s current level following the close of the Wincor transaction. This change will allow for greater flexibility of pay down debt and reinvest to support the long-term growth of the business.

Moving to slide 20, we are maintaining our 2016 revenue and earnings guidance. We continue to expect full-year revenue to be flat to down 2% as reported or flat to up 2% in constant currency.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Adjusted EBITDA is expected to be in the range of $220 million to $235 million for the year with depreciation and amortization around $60 million and share-based compensation about $20 million for the full year. Earnings per share on a non-GAAP basis is expected to be approximately $1.45 to $1.60, with an effective tax rate of approximately 28% for the full year.

Based on analysis of the backlog, the majority of installations will take place in the fourth quarter and therefore second-half EBITDA and non-GAAP EPS should be roughly split 30% and 70% between the third and fourth quarters respectively.

The continued stability in our services business combined with growth in product backlog puts us in a position to deliver on our full-year expectations.

Finally, our free cash flow outlook remains around $150 million for the full year. This outlook is inclusive of our identified restructuring and non-routine expenses, but does not include the cash tax impact tied to the gain on the sale of our electronic security business or expenses related to the combination with Wincor, such as the additional interest, legal and integration costs.

Before I open up a call for questions, I would like to highlight the timing of our financial reporting we will likely see in the third quarter. Assuming the Wincor Nixdorf transaction closes during the third quarter, I would expect to report our results in mid-November.

Wincor will be completing its fiscal year-end close, and we will be consolidating the results for a partial quarter which will include impacts of purchase accounting and conversion of IFRS to US GAAP for example. With that I’ll open up the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Gil Luria, Wedbush Securities.

Gil Luria - Wedbush Securities - Analyst

Results were in line and it sounds like the results from Wincor were very good as well. What is your level of concerns about your competitor going to your customers and talking to them about an uncertainty about the product path and one of the products being eliminated?

Is this something — since the deal has taken a few months to close, is this something you think your customers are concerned about or are sharing that concern with you?

Andy Mattes - Diebold, Incorporated - President and CEO

Actually, Gil, our customers are extremely excited. Rather than coming to us with a question of which portfolio to go forward with, they’re coming to us with a wish list of, hey, now that you are going to double the amount of engineers that you have and you have so much more R&D and innovation power, we would like you to do the following things for us.

So, we have quite a few conversations with customers where they say, look, we will be really excited to sit down with you and walk you through the complete rest of our offering, all the services we’ve got to offer and the portfolio enhancements going forward. So, if anything, excitement is building within the Company but it is also building on the customer base.

Gil Luria - Wedbush Securities - Analyst

That is great. And then Brazil, it sounds like that is the first bit of good news we have gotten from Brazil in several quarters. It has been a multi-quarter deterioration.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Are these deals and contracts and rollouts that you are going to have just things that have been postponed for a long time? Or do you think the Brazilian market has finally stabilized and you can have a little bit better visibility going forward?

Andy Mattes - Diebold, Incorporated - President and CEO

I think in general, and I think you can see that even if you take a look at what is happening at the Brazilian stock index these days, the attitude in Brazil is starting to be a little bit more optimistic. And it is probably a combination of both, Gil.

Some of the contracts have long been in the making and they finally got over the finish line in Q2. Other things are new. The one that we are really excited about is the fact that we are back with the largest private bank in Brazil with a service offering — that is huge, because for a multitude of reasons we were locked out of that account for quite a few years.

Now that they are free to decide their own destiny going forward, the first thing they did is they picked up the phone and called Diebold back in. So we are really thrilled about that.

I want to say I am very, very, very cautiously optimistic that we will see Brazil not being a drag as much as it used to be on the past. Especially if you take into consideration that Octavio and his team have done a really nice job at taking cost out.

You recall Q1 was the first quarter where Brazil was not a burden to the P&L in a long time. Now Q2 was the first time we see them showing up with massive orders. So, the future is starting to look a little brighter down there, but it is too early to call it a trend.

Gil Luria - Wedbush Securities - Analyst

That is great, thank you very much.

Operator

Matt Summerville, Alembic Global Advisors.

Matt Summerville - KeyBanc Capital Markets - Analyst

Similar question just on North America. I mean, is it your sense, Andy, is this a one-quarter phenomenon, or is this really the beginning of a longer-term wave as we think about branch transformation?

I guess at the end of the day my question is around sustainability of the path you saw in Q2. And then maybe if you can differentiate the big banks versus the small banks and provide color around that that would be helpful.

Andy Mattes - Diebold, Incorporated - President and CEO

Matt, this goes back to what I was trying to say in the call a quarter ago. In the developed markets we see an uptick on branch transformation, we see an uptick in more complex solutions and we see everything turning into a project.

And what you will see is you will see quarters where the orders numbers will be underwhelming and then you will see quarters like this where a few of the projects happen to hit in the very same quarter and then they look very exciting. So there is going to be peaks and valleys.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

But the underlying level of discussion, the level of embracing the technology is very encouraging. And if you take a look at what is happening in Canada- that to me is a very good bellwether. Because here is an economy that truly got impacted by what is happening to commodity pricing around the world.

And the next logical thing was that the financial institutions then say, you know what, we have got to get smarter in the way how we deliver services to our customer and we have got to get to operational improvements, hence they were embracing new technology.

And to see the credit unions - who aren’t normally trailblazing on rolling out technology - to be one of the first to embrace branch transformation is extremely encouraging. So, I am pretty constructive on North America going forward.

Matt Summerville - KeyBanc Capital Markets - Analyst

Got it and then just as a follow up, more of a question around free cash flow. When you look at your net working capital, and I did this calculation quickly as a percent of revenue. It is like approaching 30%. And I don’t know how else to describe it, that is just not a good number. So where, Chris, can you get that, how quickly? And how do you hit your free cash flow guidance this year?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, Matt, the first comment I would make, when you do that calculation, especially given the forward-looking nature of the build in the inventory to drive of the second half revenues, you really have to look at that percentage of net working capital on an annualized revenue basis to get a little bit better feel. We typically run around 19% to 20%, that is the mark we should be at, and then drive lower than that.

If you look at the second half and the path that we see — the overall cash flow generation, number one, it is going to be based on the stronger second half earnings. Obviously cash flow is always underpinned by your strong GAAP earnings. Number two, from an AR standpoint we see the balance going down into the 40 range from a DSO standpoint. We have made progress in North America, we talked about the ramp and the overall getting the invoicing caught up, that occurred in Q1, really peaked in March/April timeframe.

And then we have seen that following with our collections where that has ramped every subsequent month after that peak in the overall billing. So we see those collections coming back in and obviously that is going to be a critical piece to underpin the second half.

And then the last component that I have already hinted at there a little bit, we are going to see the inventories that we have built right now for a lot of this project activity it is going to get worked out of the system as we are driving the stronger second half revenues.

Matt Summerville - KeyBanc Capital Markets - Analyst

Does that mean free cash flow in Q3 on the heels of better collections is positive or do we still have to wait for that giant chunk to come in Q4?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes. I would caveat this excluding for the interest expense and deal cost and the cash tax on the ES sale gain, which some of that will come through in the third quarter. Those items we have been excluding from the overall projection obviously. But we are expecting to show a nice improvement in the third quarter over the second quarter.

Matt Summerville - KeyBanc Capital Markets - Analyst

Got it. Thank you, guys.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Operator

Arun Seshadri, Credit Suisse.

Arun Seshadri - Credit Suisse - Analyst

Could you update us in terms of the standalone cost savings program? I think it saw a pretty nice year-over-year OpEx reduction this quarter. Just wanted to understand, was any of the — is any of the $15 million targeted for 2016 part of it? And then any updates in terms of any additional cost saves possible on a standalone basis?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, with regards to the overall Diebold 2.0 cost saves program, we had targeted an additional net savings this year of $15 million. We are clearly on track with that, you see that coming through the numbers.

As we also talked about in the first quarter based on the slow start and where some of the volumes were at, we’ve been taking additional cost actions, which you also see those showing up in the op expense line.

And would also note, when you look at the service margins we continue to see overall benefits there as we have leveraged our service operations globally. And so, that is a combination of the growth plus the continued efficiencies that we are trying to gain in our program.

Arun Seshadri - Credit Suisse - Analyst

Got it, thank you. And then as far as some of the comments you made in the prior quarter on the financial sales services side, India being one of the regions where decision-making was continuing to take longer than expected. Any color on sort of how that is progressing right now?

Andy Mattes - Diebold, Incorporated - President and CEO

Well, if you take a look at what happened in India, the government got a little bit ahead of its skis, released too many banking licenses and then people had to sort their way out now that they had all of these banks what to do with them and how to turn them profitable.

I think the country is working through it. We start activity on the pipeline front to increase. How soon that will manifest itself in actual decisions being taken, it is probably a little too early to predict.

Arun Seshadri - Credit Suisse - Analyst

Got it. Thank you. Last question for me, just another follow-up on the free cash flow side of things. Did I hear you right that you said that you think on a sort of adjusted basis that Q3 could be positive free cash flow?

And then if you could also, on the second-quarter free cash flow number I think you said $23 million of the sort of year-over-year compare was related to M&A fees. Was all of the balance in terms of the year-over-year compare with last year all related to the inventory build?

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, to answer the latter question first, if you look at the year-over-year change, you have got the inventory increase as a big portion of it and there still is some pent up cash flow sitting in the AR balance that is primarily tied to North America. So, those are the two big pieces that are driving a little bit of the higher use year on year, it’s the inventory and the AR from what we have seen there.

With regards to the third quarter, adjusting for the items that we talked about, we are looking in a positive area of improvement quarter on quarter. Clearly we are going to be driving that as hard as we can to maximize the performance as we go forward.

Arun Seshadri - Credit Suisse - Analyst

Thank you.

Operator

Joan Tong, Sidoti & Company.

Joan Tong - Sidoti & Company - Analyst

I have a question regarding the conditions in EMEA. Can you just give us a brief overview in terms of what you are seeing there? Any impact, potential impact or your view on Brexit — regarding Brexit in the Eurozone?

Andy Mattes - Diebold, Incorporated - President and CEO

I think that is a great question, Joan. As you know, the Brexit decision was a few days prior to the end of the quarter. So the quarter is clearly not impacted by any of this. So far we don’t see any impact. Our solution portfolio, as much as sometimes we regret it, it is not an impulse buy decision type of thing.

And whenever a market gets under additional pressures, as I pointed out earlier in Canada, then people look for new ways to improve the bottom line, to improve their services and to even offload some of the activities that they have.

So, we see Europe as a fertile hunting ground going forward. And it might indicate a little shift from the product to the services side, but that is still too early to call. But from a level of interest it is all very, very active.

Joan Tong - Sidoti & Company - Analyst

Okay, thank you. And then questions regarding regional bank. Andy, is most of the activity that you are seeing right now in North America, it’s more like on a big national bank side? And if I were to look at the regional bank upgrade cycle, if there was an upgrade cycle in the past, and what’s your view like in terms of like they are being — they will be being more active going forward?

Andy Mattes - Diebold, Incorporated - President and CEO

Now you have got to be country specific. Canada, the regionals are very active, so we see that and it shows up in our order book. In the US it is still more tilted towards the large accounts, but we see interest starting to take up on the regional front. And you can see it with the software wins that the regionals that the credit unions are really taking a look at how can we provide new services to the community.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

And I am extremely encouraged with the multivendor software deals that we were able to place this quarter. And many of them were actually with credit unions. So, relatively small institutions who want to make sure that they include innovative technology into their offerings going forward.

Joan Tong - Sidoti & Company - Analyst

Okay. I was just wondering because last time it seems like they had — a major upgrade cycle was back in 2010 and you would think that every six, seven years they are going to start looking into new technology, new products.

So we are pretty much around the corner. It is the right way to think about it or probably a year or two years like before all of these activities pick up? Thanks for the color anyway. So, just want to get a sense in terms of the timing.

Andy Mattes - Diebold, Incorporated - President and CEO

I would agree with you that we are a lot closer to it than we were a few years back. When it is really going to happen, the jury is out. The rate discussion will have some impact on it.

As you know we are on the opposite side of the rate discussion for our customers. If interest rates go up our customers have a wider spread. That is usually a good thing when it comes to additional investments.

So, whether it is a year out, whether it is 18 months out, whether it is 24 months out I think it is a little too early to call. But I agree with your underlying thesis that we are approaching a point in time where a regional upgrade cycle ought to come back into the picture.

Joan Tong - Sidoti & Company - Analyst

Thank you for the answer. And then finally is on the JV. You said that you closed the JV, you are now preparing to launch it. And are you still looking at the timing like in terms of having some sort of business impact and operating impact, it’s more going to be more like a 2017 event?

Andy Mattes - Diebold, Incorporated - President and CEO

I assume you are talking China.

Joan Tong - Sidoti & Company - Analyst

Yes, exactly. The China JV.

Andy Mattes - Diebold, Incorporated - President and CEO

Joan, I have long given up to predict cycles of government agencies when certain things will get approved. The big milestone in China was the MOFCOM approval that is in the rearview mirror. But also, as you very well know, market prices in China have gotten extremely competitive. So we want to make sure, together with our friends at Inspur, that the JV has a very positive launch.

So we are working very hard in ways to reduce the cost of our product and our solutions, which includes relocating the factory from Shanghai to one of the new government-related zones. And there are local approvals required, and we’re just going to work our way through them. I would hope we will get them done sooner rather than later, but that is not for us to influence.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Joan Tong - Sidoti & Company - Analyst

Okay. All right, thank you for your answer.

Operator

Kartik Mehta, Northcoast Research.

Kartik Mehta - Northcoast Research - Analyst

Good morning. Chris, I was hoping that you could maybe provide a little bit more thought on second half in terms of EPS cadence. I know the quarters are a little bit harder to predict now because of the large orders that you and Andy have spoken about. So any type of color you could give on what you anticipate for the second half would be helpful.

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, as we outlined, we are looking at from an EBITDA and EPS standpoint for the second half basically a 30/70 split between Q3 and Q4 as the project activity starts to ramp up. I think two other key items to note that we have talked about historically, obviously you get a little bit of the lull in Europe in the summertime, so that typically impacts the third-quarter performance. And we have also already highlighted multiple times here the impact that China is having.

So clearly the overall performance in Asia when you look year on year is going to be down. And if you look at where the current performance is at, that is a little more of an indication of what you would expect for Asia in Q3 as well. So those are two areas that will be a bit of a lull in the third quarter.

Kartik Mehta - Northcoast Research - Analyst

Andy, speaking of China and JV, obviously Wincor has a JV they have talked about; you have one. Thoughts on how you could manage both; are you allowed to keep both, are you allowed to walk away from one? Thoughts on potentially having two JVs once you combine.

Andy Mattes - Diebold, Incorporated - President and CEO

Kartik, as you very well know, I am not at liberty to publicly talk about any of the Wincor activity. That is going to be an area that we will give more clarity on after we have consolidated companies.

Kartik Mehta - Northcoast Research - Analyst

Andy, once you are combined with Wincor, do you think there will be greater predictability in quarters? Right now, obviously, orders can fluctuate and as you have said, you have some peaks and valleys. Do you anticipate that changing with Wincor, or just because of this industry, do you think the predictability will stay difficult?

Andy Mattes - Diebold, Incorporated - President and CEO

Well, look, our industry is not going to change just because we will combine with Wincor. Nevertheless, there is a benefit in a larger number. And usually when you take a look at North America and Europe and if you were to draw the curves, they don’t swing in unison. Usually they kind of offset each other, so that will help.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

What will definitely help is if you keep in mind that we will be roughly $3 billion in services. So you have got the amount of recurring revenue is going to go up. The currency hedging between dollars and euro you would assume is probably going to balance itself out a little bit more, because everything that you do especially in the service-side kind of hedges itself.

So I would expect it to be a little less volatile on the numbers, but the market is what the market is.

Kartik Mehta - Northcoast Research - Analyst

And then just one last question, Chris. In the past, you have had some issues with ERP and that impacting free cash flow. As you stand today, are most of the billing issues behind you or are all of the billing issues behind you? Or is there still things you need to work out to get the ERP system working as efficiently as you would like?

Chris Chapman - Diebold, Incorporated - SVP and CFO

No. The bug and the kinks in the system, we worked through those in Q1. As I noted, we really peaked on catching up on the service billings in that March/April timeframe. And now it is just a matter of just working through the collections process.

Obviously, when you have aged invoices and you have the size of the backlog that we built up in those, it takes a little more time to work through with our customers. We have been doing that. We are not seeing higher write-off activity or bad debt. And it just takes a little bit more to work through those with our customers, which is what we have been doing and seeing the progress.

Kartik Mehta - Northcoast Research - Analyst

Perfect. Thanks, Chris. I appreciate it.

Operator

Justin Bergner, Gabelli & Company.

Justin Bergner - Gabelli & Company - Analyst

First question is just on the merger. Could you take us through — again, it came by pretty quickly in terms of the hedging gains in the quarter. And just any other updates that you can provide on the Wincor transaction as we move towards the targeted summer close.

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, let me start off, and I will let Andy talk about the timing of the close here. Specific to the hedging strategy when we entered into the agreements back in 2015, we hedged a very large portion of the overall transaction, not understanding the full amount that we were going to have in terms of fares tendered, and having a basic understanding but not a full understanding of the full euro exposure. So at that point, we entered into a hedging strategy that was essentially hedging 100% of the overall tender offer.

As we moved forward and we saw the results of the tender offer, we saw where that euro was at, we were able to update and move forward with our hedging strategy. We locked in a gain. And that gain, year to date or life to date, on that original contract, we have outlined.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

So we ran that piece, and then we entered into a forward contract to then lock in any remaining exposures that we have. So if you look at the net $15 million that we have talked about, you will have the gain that we have locked in and then you’ll have the cost of the forward contract and the movement that you will have in the ultimate euro that will lock in the ultimate purchase price of the overall transaction that we have.

Andy Mattes - Diebold, Incorporated - President and CEO

And from a timing point of view, Justin, we are pretty optimistic that we will stick to the timeline that we have outlined from the very beginning. We are down to one country approval, which is a condition for the close, which is Poland. The good news is we had to go through 11 countries; 10 out of the 11 we have got now in the rearview mirror. And in not a single one of them did we get any onerous or painful stipulations from the regulatory authorities.

But these countries go through their own processes and it is a process, whether it is for a small number or whether it is for a big number, you have just got to work your way through. We are pretty sure that Poland is not going to be any different than the previous 10, so we don’t expect any major hiccups. And as soon as we have got the Polish clearance, we will then take the next step and go to closing.

Justin Bergner - Gabelli & Company - Analyst

Okay, great. Just a quick clarification, how large is the gain and does that effectively increase your cash line?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, the gain was realized; that was approximately $50 million. So that is locked in. So if you look at it from an overall cash flow, that is a realized gain. Then you have the mark-to-market impact on the current forward. That is not realized. Obviously, that is going to move up until the point that we then finalize that forward contract at the closing of the deal.

So that benefit would run through the overall cash flow, not operating but the overall cash flow of the Company.

Justin Bergner - Gabelli & Company - Analyst

Okay, so that is why your GAAP EPS is not affected? Or the revised guidance, I guess the hedging income didn’t go up?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, you have multiple pieces moving there, so you have the gain portion coming through and then you have the mark-to-market impact. A portion of that gain was also, from an income statement standpoint, was recognized as it was re-measured at the end of 2015. So you have a portion of the gain that was in 2016, and you have a portion of it that was in 2015 that gets to the full contract-to-date amount that was ultimately recognized.

Justin Bergner - Gabelli & Company - Analyst

Got it. Thanks for that clarity. One more big picture question. It looks like your service revenue on the financial side has run close to 5% in each of the first and the second quarter. Are you expecting that year-on-year growth to pick up in the second half as you hopefully reach your constant currency financial services target, or is it all going to be from the product side delivering in the second half versus the first half?

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Andy Mattes - Diebold, Incorporated - President and CEO

Well, if you take a look at service there is always three elements to service: there is break-fix, there is the managed services, and then there is the installation fees. So I would expect break-fix and managed services to continue on the trajectory that they are on, which is steadily improving. And needless to say, the more product we install, you would also see an uptick on the installation side of the services house.

And as you also know, every hour that we can bill a service technician translates into margin — being margin accretive. So higher utilization is usually a good thing for a service workforce. So we are very encouraged on the services front.

But the important thing is we are very encouraged — and that is what you see in the first half — that the recurring monthly revenue is trending up. It is consistently trending up and that is a clear result of the managed services and the multivendor services contract strategy that we have embraced, the wins that we had last year and, of course, the wins that we are getting this year.

Justin Bergner - Gabelli & Company - Analyst

Okay, great. Then should we expect some sort of sequential pressure on gross margin as product becomes a larger part of the mix versus service in the second half?

Chris Chapman - Diebold, Incorporated - SVP and CFO

Yes, I mean as you bring forward in the third quarter, for example, you have a little bit of that higher hardware revenue. You would have a little bit of a dilution impact on the overall total gross margins. But our continued performance in the service — and improvements in the service margins helped to offset some of that.

And a lot of that comes down just to the mix of revenue we have as well. As North America and Latin America, we run a little bit higher volumes there, helps out. More Asia, obviously that’s single-digit type of margins and it moves a bit.

Justin Bergner - Gabelli & Company - Analyst

Okay, great, thanks for taking my questions.

Operator

Saliq Khan, Imperial Capital.

Saliq Khan - Imperial Capital - Analyst

I think the vast majority of my questions have been answered, but I have two really quick ones. The first one is, Chris, given the lower reinvestment risk — excuse me, reinvestment rate that you talked about earlier — it does improve your overall operating metrics in the near-term. But does that impact your competitive position, your ability to improve your tech-enabled solutions?

Chris Chapman - Diebold, Incorporated - SVP and CFO

No. A lot of the reinvestment we have were foundational items that we have talked about, our IT systems, and also updating and moving to a new hardware line which we hadn’t upgraded in a long time. A lot of that work has largely gone forward. We have those solutions out in the market. So we are not trying to be penny wise, pound foolish here, and hurting the long-term business. We are really taking out some of the investments that were foundational items that we did before, and we are trying to be very measured as we look at the combination in front of us as well.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

Andy Mattes - Diebold, Incorporated - President and CEO

Let me just add to that. For the last two years, we have been talking about a turtle curve on the reinvestments. We had to do some stuff that were neglected for a long period of time. We invested the money. I am actually very encouraged to see that — it is always easy to throttle forward on the spend side. I am very encouraged to see that the throttling back part of it is working just as well as the throttling forward.

And the organization truly understood the concept that we have put forward, and I am very proud of the team that we were able to accomplish this just as we had predicted.

Saliq Khan - Imperial Capital - Analyst

Just one more question on my end, which is with the slower branch transformation decision making that is going on in the developed markets, and that could potentially impact your overall visibility, what are you doing right now to help improve this process as compared to your competitors?

Andy Mattes - Diebold, Incorporated - President and CEO

We are out there selling. I mean we are having tons — we are having tons of conversations. It is not a question of visibility. We have got a lot of visibility. It is a question of timing. Any time you have a large project, I cannot even begin to tell you how many times in my sales career I thought I’m close to closing a deal, and then it took another eight weeks to get it into the end zone.

You just never know. Some of these things get done faster than you anticipate and some of them might run into a pothole, and it takes a little longer. That is the only piece that you cannot predict. The activity level overall, if I take a look where branch transformation was two years ago and where branch transformation is today, it is just night and day.

Saliq Khan - Imperial Capital - Analyst

Thank you, guys.

Operator

Umesh Bhandary, Jefferies & Company.

Umesh Bhandary - Jefferies & Company - Analyst

Just quickly, overall when you sort of talk about Chinese competition, is that mostly limited to China or is that sort of spreading to your other geographies? Particularly, why should we not worry about them sort of coming into the European market sort of the same way as it happened in the telecom hardware business? Maybe you can provide some perspective on that.

Andy Mattes - Diebold, Incorporated - President and CEO

Umesh, that is a great question. So let me take it in three steps here. Primarily, a China issue for China. But you are absolutely correct, there is the usual spheres where the Chinese companies go into, usually somewhere in Asia. You also will start seeing them show up probably in Africa.

But the biggest differentiator is when you ask yourself, “well, why arethey not in Europe or why they are not in the US” It is just service. And if you think this thing through, when you automate a branch, when all your cash, when all your mundane functionality, when all your customer interaction on the usual day-to-day stuff sits on a machine, the very last thing that you can afford is this machine to be down.

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JULY 28, 2016 / 12:30PM, DBD - Q2 2016 Diebold Inc Earnings Call

And we both have seen the movie on the telecom side; usually far Eastern players woefully underappreciate the importance of service and quite honestly, in many cases, also the importance of software, which is why we did the transaction with Wincor because we are saying bolstering our service business. We are going to be the largest service provider in our industry in a few weeks here. That makes a very important differentiating factor and it gives us a very defendable position going forward.

Umesh Bhandary - Jefferies & Company - Analyst

Great, thank you very much. That is all I got.

Steve Virostek - Diebold, Incorporated - VP of IR

Okay, I want to thank everybody for joining us on today’s second-quarter earnings call. If you have follow-up questions, please reach out to us at investor relations.

Operator

That does conclude today’s conference. Thank you for your participation.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.